Via Facsimile and U.S. Mail
Mail Stop 6010

June 26, 2006

Paul Freiman
Chief Executive Officer
Neurobiological Technologies, Inc.
3260 Blume Drive
Suite 500
Richmond, California 94806

Re: Neurobiological Technologies, Inc.
    Registration Statement on Form S-3/A
    Filed June 12, 2006
    File Number 333-123017

Dear Mr. Freiman:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment numbers four and eight and disagree with your analysis. The material terms, including aggregate milestone payments, must be disclosed for all material agreements. The fact that the payments were not probable is not an adequate reason for failing to disclose these potential payments. Please confirm that you will disclose the material terms of all material agreements, including potential milestone payments, going forward. This disclosure is not dependent on the payments being probable.

Form 10-K for the Fiscal Year Ended June 30, 2005

Liquidity and Capital Resources, page 27

Contractual Obligations Table, page 29

2. Regarding prior comments eight and nine, please provide us with the specific disclosures that you intend to provide in your future filings. To the extent you amend your Forms 10-K and 10-Q for the comment below, please include these disclosures in your amended filings.

Financial Statements

Note 2. Acquisition of Empire Pharmaceuticals, Inc., page 49

3. Regarding your response to prior comment ten, please elaborate on how your accounting complied with the first sentence of paragraph 46 of SFAS 141. In particular, please clarify why you did not appear to initially recognize a liability in an amount equal to the lesser of: (a) the maximum amount of contingent consideration or (b) the excess of fair value of the acquired net assets over the initial consideration payment, prior to the pro rate allocation required by paragraph 44 of SFAS 141. As the maximum amount of contingent consideration would presumably have been equal to or greater than the amount of the contingent payment once it was resolved, it is unclear why (a) would not have been at least $11.5 million. As your response appears to indicate that (b) was $11.6 million, it is unclear why a liability was not initially recognized for at least $11.5 million. If a liability should have been initially recognized, please: (i) amend your Form 10-K for the fiscal year ended June 30, 2005 and your Form 10-Q for the quarterly period ended March 31, 2006 to restate your financial statements accordingly and (ii) provide us an analysis supporting the restated amounts and your compliance with paragraph 46 of SFAS 141.

   As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Jim Atkinson, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director